EXHIBIT 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of the Registrant. Unless otherwise indicated, all of the subsidiaries listed below are wholly-owned subsidiaries of The Active Network, Inc. and are owned directly by either The Active Network, Inc. or by wholly-owned subsidiaries of The Active Network, Inc.

Subsidiary	Jurisdiction of Formation
Active Canada Holdings ULC	British Columbia
iEasy Ltd.	British Virgin Islands
The Active Network, (EU) Ltd.	UK
The Active Network (Aus-NZ) Pty. Ltd	Australia
The Active Network, Ltd.	British Columbia
The Active Network (Asia) Pte. Ltd.	Singapore
The Active Network (France) SARL	France
The Active Network, Ltd. (Chengdu)	China
The Active Network, Ltd. (Xian)	China
Reserve America Holdings, ULC	British Columbia
Reserve America, Inc.	Delaware
StarCite Gmbh (Germany)	Germany
StarCite (Hong Kong) Ltd.	Hong Kong
StarCite, Inc.	Delaware
StarCite Ltd.	UK
StarCite (Shanghai) Ltd.	China